FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83

April 25, 2014

Via electronic mail and EDGAR

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Facsimile: 202-772-9198

Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K for the Period Ended June 30, 2013
Quarterly Report on Form 10-Q for the Period Ended December 31, 2013
File Number 001-16633

Ladies and Gentlemen:

We are responding to the further comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. R. Michael Carruthers, Chief Financial Officer of the Company, on April 14, 2014 regarding the Company’s letter to the Staff dated March 12, 2014 responding to Staff comments in its initial letter dated February 14, 2014 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, we also have reproduced each comment prior to the Company’s response to that comment. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Because of the commercially sensitive nature of information contained in this response letter, this submission is accompanied by a request for confidential treatment for selected portions of this response letter that have been marked and redacted from the version filed via EDGAR (the “Confidential Portions”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. §200.83). For the Staff’s reference, we have enclosed a copy of the request sent to the FOIA Office (the “Request”) with the copy of the response letter that

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has been marked to show the Confidential Portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the Confidential Portions and the accompanying Request (collectively, the “Confidential Material”). The Company requests that R. Michael Carruthers, Chief Financial Officer of the Company (tel: 303-381-6663; facsimile 303-381-6652) be informed of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. As required by Rule 83, each page of this letter is marked with the legend “Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83” and is marked for the record with the stamp “ARRY-1” through “ARRY-9”.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-K for the fiscal year ended June 30, 2013

Item 1. Business
Intellectual Property, page 31

1.
We acknowledge your response to our prior comment 1 and your proposed disclosure. In addition, with respect to your MEK162 and selumetinib development programs, please disclose the expiration dates for the U.S. and non-U.S. issued patents of which you are aware. To give added context to the patent status of these partnered development programs, to the extent that your knowledge is limited to your own efforts to obtain patent protection, please make clear that each of your partners is engaged in its own patent prosecution activities to which you are not privy. You should further explain that, as a consequence, your description of expiration dates and other patent-related information in the 10-K does not reflect the activities of your development partners which they have not shared with you.

Response:

The Company notes the Staff’s comment requesting the Company disclose expiration dates of a subset of issued patents relating to MEK162 and selumetinib and respectfully maintains that an attempt by the Company to provide a description of the patent status of these programs, based on incomplete information, could mislead investors of the Company, and/or Novartis and AstraZeneca investors. As previously noted, each of Novartis and AstraZeneca is engaged in further efforts to obtain further patent protection related to MEK162 and selumetinib, respectively. These additional patents will have a later expiration date than the patents of which the Company is aware. Moreover, each partner will seek to extend the term of at least one patent covering its respective molecule, and the Company has no control over or insight into either partner’s strategy or efforts in this regard. Listing the expiration dates of only a subset of the patents relating to these molecules does not provide meaningful information concerning the length of market exclusivity available for either of these drug candidates, and inclusion of this information is quite likely to mislead investors of the Company, AstraZeneca and Novartis.

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Accordingly, the Company proposes to revise its disclosure related to MEK162 and selumetinib patents as follows beginning in its Form 10-K for the fiscal year ending June 30, 2014, to provide clarification around the factors that will inform the expiration of market exclusivity for MEK162 and selumetinib:

We have issued U.S. patents covering MEK162, selumetinib and related molecules and their equivalent counterparts issued or pending in the United States and multiple other countries. These patents include composition of matter, method of treatment and synthetic method claims. Additionally, other patent applications directed to MEK162 and selumetinib have been filed by Novartis and AstraZeneca, respectively. Patent term extension under the Hatch-Waxman Act in the United States and in Europe under a supplementary protection certificate could be available for each of our partners to extend patent exclusivity for these clinical candidates. Our knowledge of the patent status of these partnered drug development programs is limited to our efforts to obtain patent protection. We understand that each partner is engaged in further patent prosecution activities to which we are not privy, and each partner is entitled to decide which patent covering its product candidate will be subject to patent term extension in the United States and similar efforts in other countries.

Notes to the Financial Statements

Note 1 – Overview and Basis of Presentation
Revenue Recognition, page F-12

2.
We acknowledge your response to prior comment 2. Please provide us proposed disclosure to be included in future periodic reports that clarifies your accounting policy for evaluating and determining the recognition of revenue under your collaboration and partnering agreements when you receive non-refundable up-front payments and license fees in a multiple-element arrangement.

Response:

The Company notes the Staff’s comment and proposes to revise its disclosure as follows beginning in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, to provide clarification of its accounting policy for evaluating and determining the recognition of revenue under its collaboration and partnering agreements when non-refundable, up-front payments and license fees are received in a multiple-element arrangement:

We recognize revenue for the performance of services or the shipment of products when each of the following four criteria ~~are~~ is met: (i) persuasive evidence of an arrangement exists; (ii) products are delivered or as services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

We follow ASC 605-25, Revenue Recognition – Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under our collaborative research, development and commercialization ~~partnership and collaboration~~ agreements ~~that include~~. The terms of these agreements generally contain multiple elements, ~~including~~ or

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deliverables, which may include (i) grants of licenses ~~for and transfer of~~, or options to obtain licenses, to our intellectual property, (ii) research and development services, ~~achievement of development and commercialization milestones and~~ (iii) drug product manufacturing, and/or (iv) participation on joint research and/or joint development committees. ~~This standard~~ The payments we may receive under these arrangements typically include one or more of the following: non-refundable, up-front license fees; option exercise fees; funding of research and/or development efforts; amounts due upon the achievement of specified objectives; and/or royalties on future product sales.

ASC 605-25 provides guidance ~~on the accounting for arrangements involving~~ relating to the ~~delivery of multiple elements when the delivery of separate~~ separability of deliverables included in an arrangement into different units of accounting ~~occurs in different reporting periods. This standard addresses the determination of~~ and the allocation of arrangement consideration to the units of accounting. The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from the other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable.

To determine the units of accounting ~~for~~ under a multiple-element ~~arrangements and how the arrangement’s consideration should be allocated to~~ arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The allocated consideration for each unit of accounting is recognized over the related obligation period in accordance with the applicable revenue recognition criteria.

~~We evaluate the deliverables under out multiple-element arrangements to determine if they meet the separation criteria in ASC 605-25 and have stand-alone value. We allocate revenue to each identified deliverable based on its estimated stand-alone value in relation to the combined estimated stand-alone value of all deliverables, otherwise known as the relative selling price method. The allocated consideration for each deliverable is then recognized over the related obligation period for that deliverable. We treat~~ If there are deliverables in an arrangement that ~~do~~ are not ~~meet the separation criteria~~ separable from other aspects of the contractual relationship, they are treated as a ~~single~~ combined unit of accounting, ~~generally applying~~ with the ~~applicable~~ allocated revenue ~~recognition guidance~~ for the combined unit recognized in a manner consistent with the revenue recognition applicable to the final deliverable ~~to~~ in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

~~We recognize revenue from non-refundable up-front payments and license fees in license and milestone revenue on a straight-line basis over the term of performance under the agreement.~~ We typically receive non-refundable, up-front payments when licensing our intellectual property, which often occurs in conjunction with a research and development agreement. When management believes that the license to our intellectual property has stand-alone value, we generally recognize revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to our intellectual property does not

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have stand-alone value, we typically recognize revenue attributed to the license on a straight-line basis over the contractual or estimated performance period. When the performance period is not specifically identifiable from the agreement, we estimate the performance period based upon provisions contained within the agreement, such as the duration of the research or development term.

~~We defer up-front payments billed or received under our partnership and collaboration agreements for which there are future performance requirements, pending recognition over the applicable performance period. The deferred portions of payments are classified as a short-term or long-term liability in the accompanying balance sheets, depending on the period during which revenue is expected to be recognized~~.

Note 5 – Deferred Revenue

Genentech Chk-1 Agreement

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 1.]

3.
We acknowledge your response to prior comment 4. Please provide us an analysis supporting your revenue recognition for the amount of arrangement consideration allocated to “the activities related to the achievement of a specified milestone.” In this regard, it is not clear why separate amounts of that arrangement consideration allocated were not determined for [*], which would be recognized over their respective performance periods. Further, it is not clear as to your rationale in determining the amount you are recognizing over [*] and why you would recognize the milestone at [*].

Response:

As the Company noted in its response to prior comment 4 under the bullet “License, related technology and ongoing regulatory services,” the Company concluded that there were aspects of the Genentech Chk-1 Agreement, and which were the subject of the negotiations and the underlying economic expectations of the agreement, that required careful consideration in order to achieve appropriate revenue recognition. Specifically:

•	The $28 million up-front fee received under the Genentech Chk-1 Agreement [*] in relation to the very early phase of development for the particular program.

•	The Company also noted that the Genentech Chk-1 Agreement [*]

•	Finally, the Company noted that the [*] than it typically receives.
The substance of this arrangement is that the Company [*] than it would typically obtain. Accordingly, the Company’s analysis with regard to the appropriate revenue recognition incorporated this structure.

In addition, the Company’s experience, and that of the industry overall, led the Company to conclude that the [*], therefore the [*] at some point during the term of the arrangement with Genentech. This conclusion as to the [*] was a key factor in the Company’s negotiating strategy with regard to the $28 million up-front payment, as highlighted above. Because the likelihood of the [*] was central to its negotiations and its evaluation of the economics of the transaction, the Company concluded that the [*] must be considered in the

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deliverables under the arrangement and their estimated selling prices. As such, the Company included this [*] in its analysis of estimated selling prices, and in the allocation of total consideration using the relative selling price method. The Company also evaluated revenue recognition for the arrangement under a scenario excluding the [*] and noted that the impact would have been to [*] in the very early stages of the collaboration than using the method employed by the Company, which would have been inconsistent with the economic and negotiated arrangement underlying the payments.

As referenced in the Company’s response to prior comment 4, the Company determined a selling price of [*] based on management’s best estimate of [*] and determined a separate selling price of [*], also based on management’s best estimate. Because there was [*] under the Genentech Chk-1 Agreement and therefore [*] specified in the agreement, the Company considered its activities under the agreement [*] in determining the period over which to recognize [*], and concluded that the appropriate period was [*]. The Company separately considered the period over which to recognize the consideration allocated to the [*] and concluded that the appropriate period over which to recognize this consideration was [*] is earned.

It should be noted that because the [*] is contingent upon the actual occurrence of that event, none of this contingent payment has been or will be recognized during the above-described period [*]. The Company anticipates recognizing the [*] as revenue upon achievement of [*] as it will not have any future ongoing obligations under the Genentech Chk-1 Agreement.

We note for the Staff that [*] would occur at substantially the same time and, therefore, the recognition periods for the amounts, excluding the [*] that is contingent, allocated to [*], overlap, resulting in ratable recognition over the same estimated period of time. Because the estimated period of performance was the same, the Company did not separate these amounts in its original analysis as it did not impact the recognition of revenue.

We have prepared the table below showing expected revenue recognition by fiscal year at inception of the agreement for the allocated consideration under the Genentech arrangement for the Staff’s consideration, including [*]

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Loxo Oncology Drug Discovery Collaboration Agreement

4.
Your response to prior comment 4 appears to indicate that the fair value of the preferred stock represented the fair value of the license. Please explain to us why in this multiple element arrangement the selling price of the license was not used when applying the relative selling price method to the total consideration. Tell us the selling price of this deliverable as determined under ASC 605-25-30.

Response:

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 2.]

In our determination of the relative selling price for the license under the Loxo Oncology Agreement and in our disclosures related to this agreement, as well as in our response to the Staff’s prior comment 4 from the Staff’s letter dated February 14, 2014, the Company noted that it utilized the estimated fair value of the Series A-1 shares received in the transaction in determining an estimated selling price for the license. However, in our analysis of the transaction, the Company did evaluate the estimated selling price of the license from a number of perspectives, including its past experience for other early phase programs, third-party evidence of other comparable industry transactions and the nature of the negotiations for consideration under the Loxo Oncology Agreement.

In consideration of the above factors, described in more detail below, the Company determined that the estimated selling price for the license [*]. The Company also evaluated the use of the license by Loxo and noted that Loxo had raised $10 million at the time of the transaction with the Company and subsequently raised another $23 million to further develop this asset, consistent with their strategy as disclosed to the Company during negotiations. Please note that we understand that the license to our technology is Loxo’s primary asset, and is the focus of all of its development efforts at this time.

The Company also considered the guidance related to nonmonetary exchanges, noting that this guidance states that the amount recorded for a transaction should be based upon the more objective and readily determinable of the consideration exchanged. Therefore, the Company concluded that the valuation obtained in support of the asset now owned by the Company, the Loxo Series A-1 preferred shares, also provides a relevant data point in evaluating the estimated selling price of the license. When the valuation of the Series A-1 shares performed by a third-party valuation firm determined an estimated fair value of $4.5 million for the shares, management concluded that [*] that management considered to be a reasonable estimate of selling price for the license.

The Company also notes that the other significant deliverable under the Loxo Oncology Agreement related to the conduct of research activities and that the consideration for these activities in the agreement was based upon our vendor-specific objective evidence for the average number of FTE’s expected to participate in the performance of these activities. The Company believed that this provided substantive evidence that the

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estimated selling price recorded for the license deliverable would strongly correlate to the value of the Series A-1 preferred shares.

After consideration of all of the above, the Company concluded that $4.5 million was a reasonable estimate for the selling price of the license.

The Company notes the Staff’s comment and proposes to revise its disclosure related to the Loxo Oncology Agreement as follows beginning in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, to provide clarification around our determination of the relative selling price for the license deliverable under the Loxo Oncology Agreement:

To determine the stand-alone value of the license, we considered our negotiation discussions with Loxo that led to the final terms of the agreement, publicly-available data for similar licensing arrangements between other companies and the economic terms of previous collaborations Array has entered into with other partners. We also considered the estimated valuation of the Series A-1 shares performed by an independent third-party and concluded that this value reasonably approximated the estimated selling price of the related license. We determined a selling price for the research services deliverable using our established annual FTE rate, which represents vendor-specific objective evidence for any FTE costs related to activities to be performed by Array scientists. We determined an estimated selling price for the JRC deliverable by estimating the time required for our scientists to perform their obligations and utilized our established FTE rate for research services as an estimate of what we would bill for this time if we sold this deliverable on a stand-alone basis.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

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Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:     Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC

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